March 6, 2015

CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and

Exchange Commission

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Unwired Planet, Inc.

Form 10-K for Fiscal Year Ended June 30, 2014

Filed September 12, 2014

File No. 001-16073

Dear Mr. Gilmore:

This letter is being submitted on behalf of Unwired Planet, Inc. (the “Company,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated February 20, 2015 with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2014 (the “10-K”). For ease of reference, the Staff’s comments have been reproduced in italicized text and the responses thereto are set forth sequentially below.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

United States Securities and

Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Overview, page 19

1.	Your corporate blog recently identified certain challenges related to your business and revenue growth. For example, a recent blog post provided the following updates on your business:

•	“We have been experiencing a great deal of interference in this endeavor, resulting from macro factors affecting patents generally and standard essential patents in particular”;

•	“Notwithstanding our lack of traction thus far in our enforcement efforts . . .”; and

•	“[T]he sticking issue has been — and remains — divergent opinions of royalty values.”

Please tell us what consideration you are giving to expanding your MD&A overview in future filings to provide insight into challenges and risks such as those described above. Refer to Section III.A of SEC Release 33-8350.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and the guidance provided on this issue. In future filings containing MD&A disclosure, we will reassess the Commission’s guidance in Section III.A of SEC Release 33-8350 with a view towards expanding our overview section to provide insight into challenges and risks related to our business and revenue growth, including discussion, as appropriate, of economic or industry-wide factors relevant to the Company.

Critical Accounting Policies and Judgments

Allocation of Proceeds from Patent Licensing and Sale Transactions with Lenovo, page 22

2.	We note your disclosure that contractually stated amounts were considered, but were not determinative of amounts allocated to each element for accounting purposes. Please tell us the amounts for the elements that have contractually stated amounts and explain why you believe the contractually stated amounts were not determinative.

COMPANY RESPONSE:

In March 2014, the Company entered into (i) a Patent License Agreement (“License Agreement”) and (ii) a Patent Purchase Agreement (“Purchase Agreement”) with a subsidiary of and with Lenovo Group

United States Securities and

Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED

Limited (collectively “Lenovo”). The License Agreement contained the stated amount $[****] million for a prepaid license of certain of the Company’s patents. The Purchase Agreement contained the stated amount of $[****] million to acquire certain of the Company’s patents. The transaction closed in the Company’s fourth quarter ended June 30, 2014.

In accordance with ASC 605-25-25-3, the Company evaluated the License Agreement and the Purchase Agreement as a single arrangement. In accordance with ASC 605-25-25-4 and 25-5 the Company identified three deliverables: the license of patents, the sale of patents, and forgiveness of past patent infringement. The forgiveness of past patent infringement was a component of the License Agreement that did not have a contractually stated price.

The Company considered ASC 605-25-30-7 and determined that the contractually stated prices were not representative of vendor-specific objective evidence (“VSOE”), third-party evidence (“TPE”), or the best estimate of selling price (“BESP”). There were only two prices stated in the agreements, and three elements were identified. The Company does not have VSOE because it did not have sufficient prior transactions to establish prices for the elements in this transaction. The License Agreement and Purchase Agreement were the first licensing and sale transactions with third parties after the Company acquired the patents from Telefonaktiebolaget L M Ericsson and its indirect subsidiary. The Company does not have TPE because of the unique nature of patents. In developing BESP, the Company engaged a third party valuation firm to assist in estimating fair value for the three elements in the arrangement. The Company then determined that the resulting fair value represented BESP. The BESP for each of the elements was determined to be $[****] million for the license of patents, $[****] million for the forgiveness of past patent infringement, and $[****] million for the sale of patents.

In accordance with ASC 605-25-30-2, the Company allocated the $100 million consideration to the three elements based on relative selling price as follows (in thousands):

Accounting Element	Amount Allocated
License of Patents	$43,273
Past Patent Infringement	2,774
Sale of Patents	53,953

Gross Proceeds	$100,000

3.	You disclose that your valuation expert provided its estimate of the fair value of each element of the transaction and you allocated the gross proceeds to each element of the transaction in the same relative proportion as the total valuation provided by your expert. Please describe for us the nature and extent of the independent valuation firm’s involvement in the determination of the valuation of each element of the transaction. Refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

United States Securities and

Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED

COMPANY RESPONSE: The Company engaged a third party valuation firm to assist management in connection with determining the fair value of the elements in the Lenovo transaction in accordance with ASC 820. Fair value was considered by the Company, along with other estimates and assumptions by management, to determine management’s BESP, which was used to allocate the proceeds to the three identified elements in the transaction as required by ASC 605-25-30-2. The Company will clarify in future filings that management determined the BESP, which was used to allocate the consideration to the elements in the transaction, in part by considering the report of a third party valuation firm.

The Company expects such revised disclosure would read substantially as follows:

“To determine the allocation of proceeds to the multiple elements of the Lenovo transaction, we determined the best estimate of selling price for each of the elements in the transaction. That determination considered, in part, the report of a third party valuation firm we engaged to estimate the fair value of each element in the transaction in accordance with ASC 820. Management then allocated the $100 million of gross proceeds to each element of the Lenovo transaction in the same relative proportion as its estimated selling price.”

*****

In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (775) 980-2345 or Mitzi Chang, Esq. of Goodwin Procter LLP at (415) 733-6017.

Very truly yours,

/s/ Philip A. Vachon

Philip A. Vachon

cc:	Mark Thompson, Unwired Planet, Inc.

Ralph Nefdt, Grant Thornton LLP

Edward Demosthenes, Grant Thornton LLP

Brian McPeake, Goodwin Procter LLP

Mitzi Chang, Goodwin Procter LLP